UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 03, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒  Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐  No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐  No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3rd FibriaDay New York 2013

Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk and uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may turn out to be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date on which they are made.

AGENDA 1 Competitive Strategy Marcelo Castelli Chief Executive Officer Corporate Governance & Financial Strategy 2 Guilherme Cavalcanti Chief Financial Officer 3 2014 Outlook Guilherme Cavalcanti Chief Financial Officer 4 Pulp and Paper Market Henri Philippe Van Keer Chief Commercial Officer

Competitive Strategy Marcelo Castelli Chief Executive Officer

A winning player Superior Asset Combination Main Figures — 3Q13 Pulp capacity million tons 5.3 Net revenues R$ billion 1.8 Total area (1) thousand hectares 966 Planted area(1) thousand hectares 559 Net Debt R$ billion 8.2 Net Debt/EBITDA (2) X 2.9 3Q13 LTM FCF R$ billion 0.9 Source: Fibria Forest production unit(pupil) port (1) Including 50% of Veracel, excluding forest partnership areas as well as the forest base linked to the sale of forest assets in Southern Bahia State and Losango. (2) Net Debt/EBITDA ratio in dollars. For covenants purposes, the Net Debt/EBITDA ratio is calculated in Dollars.

Since the beginning, Fibria’s strategy has focused on: OPERATING EXCELLENCE LIABILITY MANAGEMENT GROWTH WITH DISCIPLINE Cost control Efficiency projects aiming at reducing Fibria’s cash cost Operating stability Capex discipline Liquidity events Gross debt reduction Cost of debt reduction Leverage reduction Ready for organic growth (licenses and basic engineering) Continuous investment in forest for capacity growth Industrial project at the right moment for value creation

The maturity of synergies captured since Fibria’s creation improved its operating indicators… PRODUCTION VOLUME (000 †) BEST PRACTICES AND OPERATING STABILITY CASH COST (R$/ton) 5,054 +15% 5,184 5,299 5,271 -14% 578 556 534 507 432 448 471 473 499 4,600 2009* 2010* 2011 2012 3Q13 LTM SG&A (R$ million) STRUCTURE AND PROCESS SIMPLIFICATION 2009* 2010* 2011 2012 3Q13 LTM Historical Value Inflation Effect** EBITDA (R$ million) - EBITDA MARGIN (%) -22% 793 737 687 626 29% 40% 2,526 34% 36% 40% 2,726 593 593 605 584 616 1,522 2,253 1,964 2009* 2010* 2011 2012 3Q13 LTM Historical Value Inflation Effect** 2009* 2010* 2011 2012 3Q13 LTM *( Excludes Conpacel | ** IPCA index considered to calculate the inflation effect)

A challenging industry scenario Fragmented industry with lack of discipline in launching of new projects Scale of new projects keeps growing Flat cost curve

Supply changes pressure the industry MARKET PULP CAPACITY RANKING 2013 (000T) Project Country Capacity Timing Fiber Status Suzano Brazil 1.5 Mt 4Q2013 BEKP Confirmed Arauco / Stora Uruguay 1.3Mt 1Q2014 BEKP Confirmed CMPC Guaíba II Brazil 1.3 Mt 2S2015 BEKP Confirmed Klabin Paraná Brazil 1.5 Mt 2Q2016 BEKP/ BSKP/Fluff Confirmed Fibria Três Lagoas II Brazil 1.5 Mt - BEKP Unconfirmed APP South Sumatra Indonesia 1.5 Mt - 2.0 Mt - BHKP Unconfirmed MAIN PROJECTS Fibria APRIL Arauco Georgia Pacific CMPC UPM-Kymmene Sodra Suzano Paper Excellence Weyerhaeuser Stora Enso Domtar Ilim IP Mercer Metsa Fibre Eldorado West Fraser ENCE Canfor 5,300 COST CURVE EVOLUTION USD/Adt, 2013 cost level 0 2000 4000 6000 Bleached Softwood Kraft Pulp (BSKP) Bleached Hardwood Kraft Pulp (BHKP) Unbleached Kraft Pulp (UKP) Mechanical Source: Hawkins Wright, Poyry and Fibria Analysis Cost position of marginal producer Cumulative Capacity Million t/a

War against wood cost inflation What are the main causes of rising wood costs? Real cost increase of: Labour Land Fertilizer Herbicides Fuel etc… 400 300 200 100 Index 2000=100 INCAF (Brazilian Wood Cost Index) IPCA Brazilian inflation 2000 2003 2006 2009 2012 Source: Pöyry

Continuous search for operating excellence and cost control initiatives

3rd FibriaDay New York 2013

ARACRUZ – Warm up D0 Stage at Mill C

Objectives (Investment = R$2.5 Million):
Increase **Kappa number** Dig C – **CAT** reduction
Increase **Tensile Index** of Line C pulp

Potential Gains:
Cash Cost Fibria = **- 0.3 R$/t**
Start-up: Jun/2014

ARACRUZ – Replace Natural Gas in Lime Kilns

Objectives (Investment = R$ 1.5 Million):
Burn methanol in substitution of natural gas

Potential Gains:
Cash Cost Fibria = **- 1.3 R$/t**
Start-up: Oct/2013

JACAREÍ – Improvements at Fiber Line C

Objectives (Investment = R$6.6 Million):
Reduction of 3 kg/t of **Chlorine Dioxide** as TAC

Potential Gains:
Cash Cost Fibria = **- 0.7 R$/t**
Start-up: Aug/2014 and Sept/2015

TRÊS LAGOAS – Fiber Recovery on Drying Machine

Objectives (Investment = R$3.3 Million):
Recovery 120 t/m of **pulp fiber**

Potential Gains:
Cash Cost Fibria = **- 0.3 R$/t**
Start-up: Oct/2014

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Core business innovation The Technology Center (CT) operates within all company units and is directly involved in Fibria’s main operations, from the production of seedlings to the development of new products and services. The product portfolio is fully aligned with Fibria’s strategy and is managed by a system based on the “Stage and Gate” methodology. In 2013, projects were classified in the following categories: Operating excellence Differentiation through disruptive technologies Business sustainability (social and environmental development) New businesses

Innovation focus Redirecting the innovation focus Main Actions P&D investments Genetic transformation Process improvements 13% 23% 52% 36% 41% 35% 6% 29% 18% 47% 34% Pulp application engineering Fiber differentiation (Eucastrong) 2011 2012 2013 New Businesses Business Sustainability Operating Excellence Disruptive technologies (Source: Fibria’s Technology Center)

Advanced Renewable Materials Research Know-how on advanced material application MoU signed in Oct 2013 aiming a future technology cooperation partnership on Advanced Renewable Materials Know-how on biomass production processing and post treatment

A promising partnership in biotechnology The Partner The Project SweTree Technologies AB (STT) is a world leading forest biotechnology company based in Sweden. Focus on developing innovative new technology to improve the value and productivity of trees globally. Conduct joint studies and experiments to develop new improved Eucalyptus clones with regard to growth, fiber morphology, wood density and other traits, through genetic transformation technology.

Fibria´s strategy at a glance Financial Discipline Solid Governance Sustainability Transparence Talent Retention, Professional Development and Succession Good Organizational Climate CONTINUOUS IMPROVEMENT GROWTH INITIATIVES IN THE VALUE CHAIN Operational Excellence Asset light Biotechnology Forest Base formation Organic Growth Consolidation Bio industry Logistics Immediate Short Term Medium Term Long Terms Options

Growth initiatives Strategy for potential organic expansion 1. Maintain forest formation through: Implementation of new areas Renting Partnership with TIMO´s Reinvestment of resources from assets divestments 2. Obtain licensing for all potential expansions 3. Continuous investigation of new low cost areas Usage of areas in M&A events Usage of wood for organic growth Wood sales in the market or usage in new businesses

Organic growth Três Lagoas II project: A competitive source of growth Installation License Electric Power Export tripled with Line II Low CO2 Emission Matrix Installation License: L I n. 84/2011 revalidated to 2017 Authorized Capacity: 1,750,000 ADtB/year (4,794 tpd) Total Capacity: 3,050,000 ADtB/year (8,616 tpd) Co-generation: 259.5 MW LINE I + IP PM1 90 MW Export 50 MW LINE II + IP PM2 104 MW Export 100 MW Total LI + LII Export 150 MW

Growth from consolidation present challenges, but benefits are undisputed CHALLENGES Strategic motivation and timing of the other party Relative valuation Governance, control issues Debt level of players BENEFITS Huge potential synergies Market and client portfolio consolidation Rationalization of pipeline for new projects GROWTH FROM CONSOLIDATION IS A KEY DRIVER FOR VALUE CREATION

The value chain of the forestry industry has opportunities to be explored VALUE CHAIN OF THE FORESTRY INDUSTRY LAND FOREST FINAL USES Land Other Businesses Standing timber Charcoal Sale to third parties What is the best final use for investments in land? Forestry Lease land What is the best final use for wood ? Furniture Ind. Power MDF, particle board Pellets Biofuels Bio-Products Wind power Pulp Paper

Value creation: Potential actions to reduce employed capital LAND Sales of areas with high real estate potential Real estate land funds FOREST Creation of planting funds, defining purchase options for wood (new and current areas) INDUSTRY AND LOGISTICS Outsourcing of non-core production phases and logistics assets

Following this concept, Fibria signed an agreement for the sale of lands and the creation of a forestry (partnership with a group of investors) Contract 1: Purchase and Sale of Land ~ R$ 1.4 Bi cash PARKIA ~ R$ 0.25 Bi earnout 210 kha FIBRIA Contract 2: Forestry Partnership Contract 3: Wood Purchase Agreement FIBRIA PARKIA Fibria has expertise, existing wood inventory and capital to invest in future rotations; no longer owns the land Partner Forestry Production Newcos sell wood to Fibria (put-call) ~ 40% of wood produced belongs to the partner (Parkia) FIBRIA ~ 60% of wood produced belongs to the forest manager (Fibria) Parkia is a wholly-owned subsidiary of a Brazilian joint venture comprised of controlling interests of local investors and additional funding from qualified participants through a FIP

Fibria prioritized areas with lower economic value for its operations Owned Base Areas Outside of Scope (Veracel) Negotiable Base Areas with Low Cash Cost (reduced Base for Selection Fibria Areas with High distance and low (655 kha) Alternative Value (Real estate, Mining rights) (530 kha) Harvesting costs) (400 kha) 1st FILTER 2nd FILTER 125kha 130 kha

Land selection chosen to reduce operational risks for Fibria Area (ha) Participation Bahia Espirito Santo 74.683 52.070 36% 25% Mato Grosso do Sul 57.247 27% São Paulo 25.954 12% TOTAL 209.954 100%

The transaction creates value through various drivers Strategic Alignment Reduces the company’s exposure to real estate risk — a risk not related to Fibria´s core activities Furthers the company’s commitment to continuous productivity improvement Operational Gains Rates in line with market values No impact on the cash cost. Wood purchases allocated as capex Partnership transforms capital charge over land in deductible expenses Usage of 2013 fiscal losses eliminating capital gains payments Possibility of repurchase (non-mandatory) generates potential opportunities Deleveraging Transaction not registered as debt, allowing for: - Investment grade rating anticipation: considering 3Q13 results, ND/EBITDA with the transaction would already be very close to 2.5x - Pre-payment of most expansive debt: 2020 and 2021 bonds Deleveraging of the company reducing cost of equity

Operational driver creates relevant value even without considering earnout Implicit Rate of the Transaction considering different levels of earnout gains (post-tax) Minimum value creation 4.2% 5.0% 7.6% 10.2% Yield with receipt of 100% of earnout Yield with receipt of 0% of earnout Fibria´s Cost of Capital Fibria´s Cost of Equity Land Appreciation Indicatior of 2,5% per year Land Appreciation indicatior with no growth Note: Cost of Capital and Cost of Equity in real terms in USD. Values take into consideration Fibria´s internal references.

Transaction also creates an important driver for growth Balance Sheet strengthened for M&A actions Potential Start-up of 3L II Project by 4Q 2016 Builds one of the strongest balance sheets in the industry Action dependent on opportunities and negotiations Fibria’s Board has authorized the execution of a detailed viability study Projections indicate leverage ratios within Fibria’s policy limits Approval and start-up subject to market conditions

Investigating various technologies to support potential opportunities Priority 1 Technological Maturity P-Oil Priority 2 Economic Attractiveness Technology A Technology B Pyrolysis Technology D Relative Market Size Technology E Technology F Technology Fibria Pyrolysis Effective participation: Ensyn investment Gasification On going studies Pelletization Little attractive under current conditions Cellulosic Ethanol On going studies Bio-chemicals On going studies Bio-polymers On going studies Lignoboost Pilot equipment Carbon Fiber Strategic partnership Source: Fibria Bio-Strategy Project

Conceptual Layout- Bio–Oil Plant

Corporate Governance & Financial Strategy Guilherme Cavalcanti Chief Financial Officer

Shareholder Structure and Corporate Governance Votorantim Industrial S.A. 29.42% BNDES Participações 30.38% Free Float 40.20%(1) 29% 71% Average Daily Trading Volume (3Q13 LTM): US$ 33 million BM&FBOVESPA NYSE Listed on Novo Mercado, highest level of Corporate Governance at BM&FBovespa: Only 1 class of shares 100% voting rights HIGHLIGHTS Policies approved by the Board of Directors Indebtedness and liquidity Market risk management 100% tag along rights (Brazilian corporate law establishes 80%) Board of Directors with minimum 20% independent members Financial Statements in International Standards — IFRS Adoption of Arbitration Chamber Risk management Corporate governance Information disclosure Stock trading (1) Free Float 40.14% + Treasury 0.06%

Corporate Governance Structure General Meeting Fiscal Council Board of Directors 20% independent members Role of CEO and chairman is split Finance Committee Statutory Audit Committee Innovation Committee Sustainability Committee Personnel and Remuneration Committee

2013 Highlights Net debt/EBITDA ratio in US$ of 2.9x (Sept. 2012: 4.2x) Cost of debt in US$ reduced to 4.5% p.y. (Sept. 2012: 5.2% p.y) Free cash flow in the LTM totaled R$922 million, 7% FCF yield Liquidity Event: Land Deal – R$1.65 billion (R$ 1.4 billion + R$ 250 million of earnout) Working Capital Improvements Hedging Strategy All rating agencies at one notch below Investment Grade Outlook upgraded to “positive” by Fitch (Feb. 2013) and Moody’s (Sept. 2013). Focus on Investment Grade

Debt Management Net Debt/EBITDA (x) US$ (1) 7.1 6.5 3.8 3.6 4.8 4.2 3.4 3.3 3.1 3.1 3.3 3.0 3.0 2.9 Net Debt/EBITDA (x) R$ Land deal will accelerate the deleveraging process NET DEBT (R$ BILLION) 11.0 9.8 9.5 7.7 7.5 8.3 8.2 2009 2010 2011 2012 1Q13 2Q13 3Q13 FX RATE (R$/US$) Average 2.00 1.76 1.67 1,95 2.00 2.07 2.28 End of Period 1.74 1.67 1.88 2,04 2.01 2.22 2.23 (1) Since June 30, 2012, net debt/EBITDA ratio for covenant purposes is calculated in US Dollars and the limit is 4.5x

Liquidity events and cash flow generation Net Debt/EBITDA (x) R$ 4.8 5.2 4.7 4.5 3.4 3.1 3.3 3.0 Dec/11 Mar/12 Jun/12 Sep/12 Dec/12 Mar/13 Jun/13 Sep/13 Sources (R$ Million) Uses (R$ Million) 1,361 850 836 1,400 523 4,970 1,812 1,045 Available for potential debt prepayment Refis 9M2013 Bond prepayment 2012 Bond prepayment EQUITY OFFERING FOREST SALE 2012 (1) FCF 2012 LAND DEAL (2) FCF 9M13 TOTAL (1) Losango and forestry assets and land in the south of Bahia State | (2) Land Deal expected to have cash impact by the end of the 4Q13

Debt Profile Land Deal Revolver Cash 4.061 1.400 2.091 Debt Amortization Schedules (R$ million) — Sept/13 95% of debt is dollar denominated (including debt swaps) 1.415 1.246 256 1.275 802 791 1.208 942 725 1.366 26 5 Liquidity* 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Bond - 34% Export Pre-Payment - 29% BNDES - 19% ECN - 10% Trade Finance (ST) - 4% ECAs - 4% * Cash position and Revolver as of 3Q13. Land Deal expected to have cash impact by the end of the 4Q13 Average Debt Cost — Foreign Currency (%p.y) 2014 Covenants - Net Debt/EBITDA US$ (1) 7,1% 6,3% 4,5% Liability management will reduce even more the cost of debt 7 6 5 4 3 2 1 Probability of Net Debt/EBITDA ratio being > 4.5x is 0.1% (1) @ Risk Analysis considering : (i) R$ 1.4 bi of cash impact of the land sale, (ii) Refis tax payment, (iii) Avg FX Rate: 2,27 with 11% of volatility (iv) Avg pulp price: US$ 720 with 9% of volatility.

Fibria delivered the most significant leverage reduction in the LTM Net Debt/EBITDA (x) 3.9 4.2 4.8 5.2 5.7 4.7 4.7 5.0 4.7 5.1 5.1 3.6 2.9 3.2 4.5 3.4 3.1 3.3 2.9 3.1 3.0 2.4 Sep/10 Dec/10 Mar/11 Jun/11 Sep/11 Dec/11 Mar/12 Jun/12 Sep/12 Dec/12 Mar/13 Jun/13 Sep/13 Ratings FIBRIA ARAUCO CMPC KLABIN SUZANO S&P BB+/Stable BBB-/Stable BBB/Negative BBB-/Stable BB/Negative Moody’s Bal/Positive Baa3/Negative Baa3/Negative - Ba2/Stable Fitch BB+/Positive BBB/Stable BBB+/Stable BBB-/Stable BB-/Positive

FX and Pulp Price explain 80% of Fibria’s EBITDA Margin Increase of approx. R$ 600 million on EBITDA each 10% of Real depreciation Market Consensus Exchange Rate Average (R$/US$) 2.00 1,76 1.67 1.95 2.10 2,29 Average Price FOEX (US$/t) Average Price FOEX (R$/t) 562 1,124 844810 751 789740 1,485 1,353 1,464 1,657 1,695 EBITDA Margin 29% 40% 34% 36% 40% EBITDA (R$ million) 1,522 2,526 2,253 1,964 2,726 2009 (1) 2010 (1) 2011 2012 3Q13 LTM 2014 E (2) (1) Excludes Conpacel | (2) 2014 year end market consensus 38

Hedge Hedging Strategy Governance Debt Hedge: - Swap operations (currency and rate) - Maturity aligned with original debt (until 2020) - No margin call - No threshold Operating Hedge: - Net FX exposure protection in US$ up to 18 months - No leverage - No margin call - No threshold - Current strategy: Zero Cost Collar (protecting a minimum EBITDA margin) - All Fibria operations are registered at CETIP - Hedging Policy approved by the Board of Directors and available at the Investor Relations website - Periodical follow up of the hedge portfolio by the Finance Committee - Maximum % of exposed operational flow is defined according to the FX risk management policy - Governance, Risk and Compliance (GRC) Department: - Independent report to CEO and to the Statutory Auditing Committee - Responsible for monitoring policies compliance - Independent from Treasury Department Operating Hedge Position as of Sept. 2013: - Notional: US$ 912 million (37% of net exposure — notional) 39

Fibria delivers one of the highest EBITDA/t and FCF/t of the industry LTM 3Q13 Results (R$/ton) 1,294 (657) (111) (8) 518 (229) (98) 3 (19) 175 Free Cash Flow per ton (1) (2) (3) Net revenues COGS/Freight SG&A Others EBITDA CAPEX Interest Working Capital Taxes/Others LTM 3Q2013 (1) On a cash basis, does not include depreciation, amortization and depletion (2) Includes advance to forest partner program | (3) IR/CS and other 40

Positive Free Cash Flow Free Cash Flow (R$ Million) LTM: R$ 922 Million Considering R$161 million from sales in September, whose letters of credit had cash impact at the beginning of 4Q13, the FCF of the last 12 months would be R$1,083 million, a 7.7% yield on Sept, 30. -126 -12 221 57 157 399 167 234 283 122 -408 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 FX RATE (R$/US$) Average 1.59 1.64 1.80 1.77 1.96 2.03 2.06 2.00 2.07 2.28

Risk factors related to legal proceedings have substantially decreased Legal Proceedings: Assets Swap Tax Assessment On Dec. 2012 Fibria received a tax assessment notice in the amount of R$ 1,666 million regarding the swap of industrial and forestry assets between Fibria and International Paper On Nov. 2013 Fibria announced to the market the decision taken by the Federal Revenue Service Office, in the first administrative instance, accepting the Company’s appeal against the tax assessment notice Normus Tax Assessment - Refis Total amount: R$ 1,627 million (R$ 587 million of principal + R$ 423 million of fines + R$ 617 million of interest) Fibria opted to pay in cash the debits due by December 31, 2012, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) related to income earned abroad. The total amount to be paid, with 100% reduction in fines and interest is R$560,453 thousand. From this amount, the Company will use R$168,136 thousand from tax-loss carry forwards, equivalent to 30% of the principal, resulting in an effective cash disbursement of R$392,317 thousand.

Fibria's tax structure

3rd FibriaDay New York 2013

Tax benefits (R$ million)

Fiscal - annual adjustment

Benefit	Amount	Maturity
Goodwill (Aracruz acquisition)	Annual tax deduction ~ ~R$85 million Remaining Balance Sept/13: R$ 1,4 billion (base)	2018
Forestry Capex in Mato Grosso do Sul state	2012's tax deduction related to depletion: R$34 million	Undefined

Tax loss carry forward and tax credits

Benefit	Amount	Uses
Tax loss carryforward [1]	Balance up to Dec.12: R$928 million	- Refis: R$ 494 million - Land Deal: R$ 168 million - Remaining balance: R$ 265 million
	Balance from Jan.13 to Sept.13: R$ 581 million	- Land Deal: R$ 581 million
Accumulated tax credits	Balance Sept. 2013: Short Term: R$ 165 million Long Term: R$ 605 million Mainly: - PIS/COFINS - withholding tax (IR and CSLL)	Federal taxes

Tax payment (cash basis)

2009	2010	2011	2012	LTM 3Q13
R$ 7 million	R$ 16 million	R$ 4 million	R$ 15 million	R$ 31 million

[1] The estimate of capital gain of the land deal is R$ 750 million

43

Acknowledgments in Governance and Profitability

3rd FibriaDay New York 2013

Valor 1000

Company of the year, among all industries according to Valor Econômico.

International Recognition by Corporate Governance Report

Fibria was one of 5 Brazilian companies nominated for the Best Corporate Governance Award from London.

2013 Institutional Investor Latam Ranking - P&P Sector

Fibria was ranked for the fourth consecutive year (2010, 2011, 2012 and 2013).

In 2013 Fibria was ranked in four categories: CEO, CFO, IR Team and IR Professional

XVII ANEFAC-FIPECAFI - SERASA EXPERIAN Prize

Fibria is among the most transparent public companies in Brazil, recognized for the quality of its 2012 financial statements.

Época Negócios 360º

Fibria was elected as 1st place in the pulp & paper sector in the Corporate Governance and Future's Vision categories

The Best Companies to the Shareholders Prize of Capital Aberto Magazine

Fibria was elected as 2nd place. The prize highlights the business profitability, share profitability, liquidity, corporate governance and sustainability.

CDP Brasil 100 – Climate Change 2013 Report

Fibria was selected as one of the 10 best companies in transparency.
The only one in the pulp & paper sector.

44

Acknowledgments in Sustainability DJSI World and DSJI Emerging Markets Selected to Dow Jones World and Emerging Markets Sustainability Indices for 2013/14 as the industry leader of Forestry Resources and Paper sector. RobecoSAM - Sustainability Investing Magazine Fibria is the only Latin America company selected by RobecoSAM (responsible for DJSI) as one of the 10 worldwide leaders in SRI magazine’s “The 10 Game Changers — Changing the industry through sustainability”.

Disclosure and Transparency The IIRC (International Integrated Reporting Council) is a global partnership between regulators, investors, companies, etc., which aims to create a framework that encourage companies to include strategy, governance, performance in their reporting. Financial Reports Succinct communication of values Non Financial Reports Strategy, governance, performance, perspective Fibria joined the Pilot Program, a group that has contributed to the development of the framework and demonstrated global leadership in shaping the future of corporate reporting.

Share Performance +128% +108% +32% +2% FIBR3 R$ Ibovespa FBR US$ DJI Base: 100 Source: Bloomberg

2014 Outlook Guilherme Cavalcanti — CFO

Non recurring wood impacts on Cash Cost and Capex

The wood impact should take 2-2.5 years when then it will become again to normal levels

3rd FibriaDay
New York 2013

- **Aracruz Unit:**
  - Non recurring increase in third party wood due to:

    1) Clonal decrease in Southern Bahia (controlled impact)

    2) Higher volumes of matured wood from partnership program

    3) Limited investments in 2008-2009 due to financial crisis
- **Veracel Unit:**
  - Increase of third party wood due to carryover effect of contracts (FSC certification schedule).
- **Três Lagoas Unit:**
  - Increase in higher mill to forest distance under partnership program contracts in Mato Grosso do Sul, in order to supply the original start-up of Três Lagoas II (2014).
- **Jacareí Unit:**
  - 2-year increase in partnership program in São Paulo.

49

Maintenance CAPEX (R$ Million) Maintenance CAPEX (R$ Million) 1,416 1,078 1,208 Approx. 25% increase 50 50 2011 2012 3Q13 LTM Land Deal: Rural Partnership Non recurring wood purchase Inflation FX Rate Modernization Others 2014E

Cash Production Cost saw an annual increase of 4% over the past 5 years Cash Production Cost (1) (R$/ton) CAGR: + 4% 2014 Cash Production Cost: Inflation in the period : IPCA: +29% Fibria’s Cash Cost: +16% 432 448 471 473 499 Target to have the cash cost increase below inflation  Wood costs will represent the main impact  Non recurring increase mainly due to third party wood  Operating excellence actions focused on keeping cash cost below inflation  In 2015 the wood impact will 2009 (2) 2010 (2) 2011 2012 3Q13 LTM be structurally eliminated (1) Constant Currency (2) Excludes Conpacel

Pulp and Paper Market Henri Philippe Van Keer Chief Commercial Officer

Today, according to public information, there will be a 9% increase of the market pulp capacity between 2013 and 2015 SOFTWOOD(1) + 25.0 MT HARDWOOD(1) 30.3 MT = MARKET PULP(1) 55.3 MT 2013-2015(2):  New capacities: 0.5 mt  Announced Closures: (0.7) mt Net: (0.2) mt 2013-2015(3):  New capacities: 6.4 mt  Announced Closures: (1.3) mt Net: 5.1 mt 2013-2015:  New capacities: 6.9 mt  Announced Closures: (2.0) mt Net: 4.9 mt (1) Source: PPPC Special Research Note November 2013 — does not include Sulphite and UKP (2) Projects included: Ilim Group (490kt)| Closures: Resolute Forest (75kt) ; Domtar (125kt) ; Rayonier (280kt); Sodra Tofte (240kt) (3) Projects included: Eldorado (1.5 mt); UPM Fray Bentos (100kt); Maranhão (1.5mt); Montes del Plata (1.3 mt); Oji Nantong (700kt); Guaíba II (1.3 mt) | Closures: Jari (410kt); Cellulose du Maroc (140kt); Ilim Group (100kt); Double A (85kt); Sappi Cloquet (270kt); Sodra Tofte (180kt); April Rizhao (130kt)

Same period last year, forecast for 2013 was… Hardwood Market Pulp Capacity Changes Scenario in November 2012 Eldorado 1500 Montes del Plata 1300 Suzano Maranhão 1500 Sappi Cloquet -270 Jari -410 Net 3620 -500 0 500 1000 1500 2000 2500 3000 3500 4000

55 12 months later, what really happened is…Hardwood Market Pulp Capacity Changes Scenario in January to November 2013 Eldorado 1500 UPM Fray Bentos 100 Double A, Thailand -85 Cellulose du Maroc -140 Sodra Tofte -180 Sappi Cloquet -270 Jari -410 Net 515 -500 0 500 1000 1500 2000

Technical age and scale in the market pulp industry For sure, further closures will happen Hardwood (BHKP) Market Pulp Softwood (BHKP) Market Pulp 3.000 2.500 PM Capacity, 1000 t/a Weighted average technical age 14.2 years 2013/IQ STRONG 3.000 2.500 PM Capacity, 1000 t/a Weighted average technical age 21.2 years 2013/IQ STRONG 2.000 Aracruz 2.000 1.500 Weighted average capacity 1184 000 t/a Jacareí Três Lagoas 1.500 1.000 500 Veracel 1.000 500 Weighted average capacity 503 000 t/a 0 WEAK Technical Age, years Technical Age, years North American Pulp Mills Other Pulp Mills Closures Grade Switch On & Off Source: Poÿry & Fibria

No real “good correlation” between net capacity increases and prices Hardwood (BHKP) Market Pulp Capacity Changes (1) BHKP Net Capacity Changes (1) and PIX/FOEX BHKP in Europe (2) 3500 3000 2500 2000 1500 1000 500 200 500 850 1575 535 2920 1945 1190 1790 1740 390 1730 420 1600 3000 2500 2000 1500 1000 500 0 500 1575 850 905 2835 1035 890 1630 900 800 700 600 500 400 0 -500 -1000 -1500 -250 0 0 0 -285 -490 -910 -85 -555 -100 -500 -850 -1085 500 0 500 45 -50 -165 175 -80 515 300 200 100 -2000 -1615 -500 0 Closures New capacity 2000* 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013* 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 Net capacity changes PIX/FOEX Europe * 2000: average price starts on 02/May/2000 | 2013: average price until 19/11/2013 Source: (1) Fibria and independent consultants | (2) FOEX

Total delivered cash cost will also have an influence on bottom prices 58 Total Cash Cost of BHKP delivered to Europe (US$/t) 471 492 426 479 467 397 303 325 270 238 124 42 86 39 46 37 61 45 69 68 53 13 109 47 1 Cash Cost (US$/t) Delivery (US$/t) Source: Hawkins Wright (Outlook for Market Pulp, September 2013) | Fibria’s LTM 3Q13 considering a FX of R$/US$2.10. 595 529 SG&A Others CAPEX Interest Working Capital

59 China: Paper capacities expansion continues to go on Ktons 2012 2013 2014E 2015E Total P&W (woodfree) 720 -25 0 550 1,245 Tissue 1,540 1,184 1,518 903 5,145 Cartonboard 2,210 2,428 1,300 300 6,238 Total 4,470 3,587 2,818 1,753 12,628 China corresponds to 2/3 of global tissue capacity expansion Source: Fibria and Independent Consultants

Internal/private consumption will take more and more the lead on exports Internal/private consumption will take more and more the lead on exports Internal/private consumption will take more and more the lead on exports Sources: (1) The Economist (2) RISI China Pulp Market Study China’s private consumption vs. exports (CNY trillion and annual % change) (1) Chinese Urbanization Driver of Long-Term Growth (UN Population Projections, Millions)(2) Sources: (1) The Economist (2) RISI China Pulp Market Study Last reform package will support internal/private consumption:  Hukou requirements for access to social welfare and affordable housing will be eased.  Restrictions on the sale of rural construction land will be lifted which will shift more income to rural households and give a leg up to urbanization.  Further relaxing of one-child policy.  Prices of natural resources will be more market-determined, creating a better competitive environment.

Indeed, Chinese private consumption has still a lot of potential for growth China is a larger driver of various global indicators (China as % of global)) China has #1 share of global total China does not have #1 share of global total China share of nominal global GDP 100% 80% 60% 40% 20% 0% 57% 46% 38% 30% 29% 27% 24% 23% 21% 19% 17% 11% 11% 10% 8% 7% 3% 0,4% 0% Iron ore consumption Copper consumption Contrib to world GDP growth Forex reserves (USD) Soybean consumption Luxury goods Motor-vehicle sales Fixed investments CO2 emissions Population Mobile-phone subs Exports Oil consumption Imports PRIVATE CONSUMPTION Financial assets Public sector debt RMB share of FX turnover RMB share of FX reserves Source: Deustche Bank, IMF, McKinsey, Global Insight

Paper capacities in North America are decreasing Ktons 2012 2013 2014E 2015E Total P&W (woodfree) -725 -190 -830 0 -1,745 Tissue 212 152 207 0 571 Cartonboard 0 -127 0 0 -127 Total -513 -165 -623 0 -1,301 Source: Fibria and Independent Consultants

However, there was a significant increase in HW demand in 2013 compared to 2012 Hardwood and Eucalyptus Demand (000 t and % change 9 months 2013 vs. 2012) 1400 1200 1000 800 600 400 200 0 -200 6.2% 8.1% 8.4% 18.7% 0.3% 19.0% 17.8% 1.8% 3.1% -0.2% Total North America Western Europe China Rest of the world Hardwood Eucalyptus Source: PPPC Global 100 thanks to a strong economy and good future perspectives USA GDP growth (% change) Unemployment Rate (2) % change 4,0% 3,0% 2,8% 2,9% 3,4% 2,0% 1,8% 1,7% 1,0% 0,0% 2011 2012 2013 2014 2015 (Source: (1) OECD November 2013 and (2) Thomson Datastream), (Capital Economics)

Paper capacities in Europe are neither decreasing nor increasing (considering all segments) Ktons 2012 2013 2014E 2015E Total P&W (woodfree) -744 245 - 270 0 -769 Tissue 126 216 231 35 608 Cartonboard -50 30 300 0 280 Total -668 491 261 35 119 Source: Fibria and Independent Consultants

Euro area seems to be out of recession and likely to recover likely Euro area seems to be out of recession and to recover likely Euro area seems to be out of recession and to recover likely Euro area seems to be out of recession and to recover likely Euro area seems to be out of recession and to recover Euro Area GDP growth (% change) 2,0% 1,5% 1,0% 0,5% 1,6% 0,4% 1,0% 1,6% 0,0% Source: -0,5% -1,0% -0,6% 2011 2012 2013 2014 2015 Source: OECD November 2013 Nothing very exciting but worst might be behind us Source: OECD November 2013

Will eucalyptus supply/demand scenario be a disaster in the coming years? We don´t think so... Ktons 2012 2013 2014 2015 ... 2016 2017 Change 12-17 Capacity 19.550 20.445 23.102 24.445 25.938 27.785 8.235 3,8% 4,6% 13,0% 5,8% 6,1% 7,1% Demand 17.530 18.508 20.255 21.568 23.015 24.252 6.722 2,3% 5,6% 9,4% 6,5% 6,7% 5,4% D/C Ratio 89,7% 90,5% 87,7% 88,2% 88,7% 87,3% Source: PPPC & Fibria But very difficult to be assertive due to so many unknown parameters: What will be the extent of Long Fiber substitution ? How many production switch to non paper grades ? How many capacity closures ? If any M&A, what will be the impact on existing capacities and future expansions ? Last but not least, what if increase in demand is much higher than expected due to better economics ?

Investor Relations E-mail: ir@fibria.com.br Phone: +55 11 2138 4565 Website: www.fibria.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 03, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO